Exhibit 12.1
Covanta Holding Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2007	2006	2005	2004	2003(3)
	(In thousands, except ratios)
Earnings as defined in Regulation S-K (1):

Income (loss) before income tax expense, minority interests and equity in net income from unconsolidated investments	$148,013	$122,228	$77,565	$35,474	$(14,330)
Fixed Charges	138,488	187,254	157,315	85,698	1,424

Total Earnings
	$286,501	$309,482	$234,880	$121,172	$(12,906)

Fixed Charges as defined in Regulation S-K (2):

Interest expense	$121,683	$169,717	$142,404	$76,325	$1,424
Imputed interest on operating leases	16,805	17,537	14,911	9,373	—

Total Fixed Charges	$138,488	187,254	$157,315	$85,698	$1,424

Ratio of Earnings to Fixed Charges	2.07	1.65	1.49	1.41	—

(1)
For purposes of computing the ratio of earnings to fixed charges, the term “earnings” shall be defined as income (loss) before income tax expense, minority interests and equity in net income from unconsolidated investments plus fixed charges.

(2)	For purposes of computing the ratio of earnings to fixed charges, the term “fixed charges” shall be defined as interest expense and imputed interest for operating leases.

(3)	For the year ended December 31, 2003, earnings were insufficient to cover fixed charges by $14.3 million.